SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 954, of 11.09.2022.

CERTIFICATE

MINUTES OF THE NINTH HUNDREDTH FIFTY-FOURTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

It is hereby certified, for due purposes, that the 954th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on the ninth day of November of the year two thousand and twenty-two, at 2:10 pm, with the end of works recorded at 4:55 pm. The meeting took place at Eletrobras' central office, located at Rua da Quitanda, nº 196, 25th floor, Centro, Rio de Janeiro – RJ. The Board Member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the work remotely, by videoconference. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and MARISETE FÁTIMA DADALD PEREIRA (MFP) attended the meeting in person. The Board Members DANIEL ALVES FERREIRA (DAF), MARCELO DE SIQUEIRA FREITAS (MSF), PEDRO BATISTA DE LIMA FILHO (PBL), VICENTE FALCONI CAMPOS (VFC), MARCELO GASPARINO DA SILVA (MGS) and FELIPE VILLELA DIAS (FVD) participated remotely in the meeting via videoconference. There were no records of absences from the meeting. The council was hosted by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The President WILSON FERREIRA JR. (WFJ) attended the meeting remotely, as a guest. The Legal Director JOSÉ EDUARDO GUIMARÃES BARROS (JGB) attended the meeting in person, as a guest. The Coordinator and external member of the Statutory Audit and Risk Committee - CAE, JERÔNIMO ANTUNES (JEA), participated remotely in the meeting, by videoconference, as a guest. INSTALLATION AND RESOLUTION QUORUMS: As prescribed by art. 25, caput, of Eletrobras' Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was opened with the presence of eight members, in compliance with the minimum quorum of five members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of change in the quorum of those present on the occasion. of deliberation. The prior declaration of a conflict of interest by the Director and/or his momentary absence from the conclave lead to his subtraction for purposes of calculating the respective minimum quorum for deliberation. DECISIONS: DEL 163, of 11.09.2022. Authorization to file Eletrobras' interim financial statements for the period ended 09.30.2022. RES 537, of 11.09.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, substantiated in a decision of the Executive Board, in the favorable opinion expressed by the Statutory Audit and Risks Committee - CAE at the 276th meeting held on 11.09.2022, in the support material and in the documents below, RESOLVED: Resolution Executive Board No. 537, of 11.07.2022; Report to the Executive Board DF-100, of 11.09.2022; Executive Summary DFC, of 11.09.2022; Independent auditors' report - PWC for the period ended September 30, 2022, dated 11.09.2022; 1. Authorize the filing of Eletrobras' interim financial statements, for the period ended on 09.30.2022, approved by the Eletrobras Executive Board through RES-537, of 11.09.2022; 2. To determine that the Financial and Investor Relations Department, through the Accounting Superintendence - DFC and the Investor Relations Superintendence - DFR, the Governance Secretariat - DCGG and the Executive Secretariat - DCGS, each within its scope of action, adopt the necessary measures to comply with this Resolution. Deliberative quorum: Unanimity, pursuant to the proposal of the Executive Board (RES-537, of 11.09.2022), registered the favorable opinion of the CAE. The other matters raised at that meeting were omitted from this certificate, as they relate to interests that are merely internal to the Company, a legitimate precaution, supported by the Management's duty of secrecy, according to the "caput" of article 155 of the Brazilian Corporation Law, being situated , therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, November 11, 2022.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary of Eletrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.